Exhibit 99.1

Corporate Presentation

Alterity THERAPEUTICS

September 2026

Forward looking statements

This presentation should be read in conjunction with the risk factors disclosed in Alterity Therapeutics Limited's most recent filings with the Australian Securities Exchange and the United States Securities and Exchange Commission, including the Company's most recent Annual Report on Form 20-F and subsequent reports on Form 6-K. This presentation may contain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995, section 27A of the United States Securities Act of 1933 and section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements relate to anticipated future events, results, performance, plans, strategies or business developments. Forward-looking statements can generally be identified by words such as "anticipates", "believes", "could", "estimates", "expects", "intends", "may", "plans", "potential", "seeks", "should", "will" and similar expressions, including the negative of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements are based on the Company's assumptions regarding clinical, regulatory, financial, market, operational and other risks and considerations that may affect the Company's business and operations in the future. There can be no assurance that any of these assumptions will prove to be correct. In the context of the Company's business, forward-looking statements may include, but are not limited to, statements regarding: the initiation, timing, progress, completion and results of the Company's preclinical and clinical trials and research and development programs; the Company's ability to advance ATH434 into, enroll and successfully complete clinical trials, including multinational clinical trials; the timing and likelihood of regulatory filings, regulatory interactions and regulatory approvals; the safety, efficacy and potential therapeutic or commercial benefits of ATH434; manufacturing, supply and product development activities; the protection, duration and enforcement of the Company's intellectual property rights and its freedom to operate; the Company's future funding requirements and its ability to obtain additional financing; and potential commercialization, licensing, collaboration or partnership activities.

These forward-looking statements are subject to risks and uncertainties associated with drug development, clinical trial recruitment and conduct, clinical outcomes, regulatory review and approval, manufacturing and supply, intellectual property, competition, future funding and commercialization. Unexpected safety findings or inadequate therapeutic efficacy could delay or prevent the development or commercialization of ATH434. The Company's actual results, performance or achievements may differ materially from those expressed or implied by the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements speak only as of the date of this presentation. Except as required by applicable law, the ASX Listing Rules or Nasdaq rules, the Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future developments, changes in expectations or otherwise.

Alterity THERAPEUTICS

Alterity is a late clinical stage biopharmaceutical company dedicated to developing treatments for neurodegenerative diseases

- Alterity means the state of being different
- Our goal is to slow the course of disease progression
- We strive to create an alternate future and improve patient quality of life

Redefining Neurodegenerative Disease Therapy

A Potential First-in-Class, Disease-Modifying Therapy for Multiple System Atrophy (MSA)

1 Compelling Phase 2 Efficacy on FDA-Endorsed Endpoint

- Up to 46% slowing of disease progression v. placebo ($p<0.05$) on FDA-endorsed endpoint*
- Favorable safety profile with no drug-related serious adverse events

2 Unmet Need with Significant Commercial Potential

- MSA is a rare, rapidly progressive disease (up to 50,000 U.S. patients)
- ~$US2.4B global peak sales opportunity in MSA with patent protection to 2045

3 Differentiated, Disease-Modifying Approach for MSA

- Oral iron chaperone ATH434 targets excess reactive iron and α-synucleinopathies
- Blood brain barrier penetrant small molecule

4 Pivotal Advancement in 2026 with Clear Regulatory Path

- Successful End-of-Phase 2 FDA meeting obtained alignment on Phase 3 design
- Veteran development team with 3 FDA approvals in Neurology area

Alterity THERAPEUTICS

*11-item Unified MSA Rating Scale Part 1 (mUMSARS)

Broad opportunity for ATH434 in neurodegenerative disease

Program:	Discovery / Pre-clinical	Phase 1	Natural History	Phase 2	Phase 3	Collaboration
Multiple system atrophy Double blind study					Planning	
Multiple system atrophy Open label study in advanced MSA						
Multiple system atrophy Natural history study						VANDERBILT UNIVERSITY MEDICAL CENTER
Parkinson's disease						THE MICHAEL J. FOX FOUNDATION FOR PARKINSON'S RESEARCH
Friedreich's ataxia						University at Buffalo
Drug discovery						

Multiple System Atrophy (MSA):
Parkinsonian disorder with no approved treatment

Rapidly progressive
Highly debilitating

Up to 50,000
patients in U.S.

Disease characteristics:

- Motor: Parkinsonism, uncoordinated movements, balance problems, falls
- Autonomic dysfunction: blood pressure maintenance, bladder control, bowel function
- Atrophy and α-synuclein accumulation in multiple brain regions

Over 50%
require wheelchair in 5 years

7.5 years
median survival after symptom onset



Urinary dysfunction
REM sleep behavior disorder
Orthostatic hypotension
Parkinsonism
Cerebellar features
Multidomain autonomic failure
Pyramidal signs
Recurrent falls
Indwelling catheter
Frontal executive dysfunction
Unintelligible speech
Gastrostomy
Tracheostomy
Bronchopneumonia
Urosepsis
Sudden death
Clinically established MSA
Premotor MSA
Clinically probable MSA
Death can occur
Years:
0
3
6
9

Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al. Mov Disorders 2022 | Coon, et al. Brain 2015 | Multiple System Atrophy. National Institute of Neurological Disorders and Stroke (nih.gov)

Targeting the pathology in Parkinsonian disorders

Alterity
THERAPEUTICS

Targeting key players in MSA pathology
Alpha-synuclein and iron balance in health and disease



α-Synuclein protein
- Present in all neurons
- Enables neuronal communication

In disease: *α-Synuclein aggregates in neurons in MSA impairing communication and leading to dysfunction*


Fe^{3+}
Fe^{2+}

Fe^{2+} Reactive
Fe^{3+} Stable

Two forms of iron required for cellular function
- Neurotransmitter synthesis (e.g., dopamine)
- Myelin synthesis (allows fast signal transmission)

In disease: *Excess reactive iron drives α-synuclein aggregation and oxidative injury*

Pathology of Parkinsonian disorders

Increased Brain Iron in Areas of Pathology

Parkinson's disease



S. nigra (T)
n = 7
n = 9
S. nigra (pc)
n = 8
n = 3
Cerebellum
n = 13
n = 24
0
10000
20000
30000
nmol iron/g of human brain

Multiple System Atrophy



Putamen (M)
n = 8
n = 10
Putamen (L)
n = 8
n = 8
Globus pallidus (M)
n = 8
n = 9
Globus pallidus (L)
n = 8
n = 11
S. nigra (T)
n = 6
n = 9
0
10000
20000
30000
nmol iron/g of human brain

Patients Healthy controls

Alterity THERAPEUTICS

Dexter et al. Brain.1991

Excess labile iron is a key driver of pathology causing α-synuclein aggregation and oxidative injury


PCBP
PCBP
Fe3+
Fe2+
Fe2+
Fe2+
Fe2+
Fe2+
Iron imbalance
Excess labile iron
α-Synuclein aggregation
monomer or normal
oligomers
fibrils
α-syn fibrils toxic to neurons
α-syn fibrils impair oligodendrocyte myelination
ROS
Increased ROS
Mitochondrial dysfunction
ROS damage to cellular components.
Lipid peroxidation/ferroptosis
Neuron death and impaired oligodendrocyte function

PCBP: Poly(rC)-binding proteins, endogenous iron chaperone

Alterity THERAPEUTICS

Lee. S, et al. Neurobiology of Disease 197 (2024) https://doi.org/10.1016/j.nbd.2024.106535
Dusek, P, et al. Cerebral Iron Deposition in Neurodegeneration. (2022), 12, 714. https://doi.org/ 10.3390/biom12050714
Benarroch, E. Ferroptosis in Neurodegeneration 2023;101:312-319. doi:10.1212/WNL.0000000000207730

ATH434 mechanism of action: Iron chaperone

ATH434 chaperones excess labile (reactive) iron to reduce neuronal injury



Tf
Transferrin receptor
DMT1
ZIP8
ZIP14
Labile iron
ROS
PCBP
ATH434
Ferritin
Enzyme
Endosome
Mitochondria
Ferroportin
1
2
3
Fe²⁺ Reactive
Fe³⁺ Stable

PCBP: Poly(rC)-binding proteins, endogenous iron chaperones

Chaperone mechanisms:

1. Efflux iron from cell (ferroportin)
2. Increase iron storage (ferritin)
3. Buffering Fe^{2+} in labile iron pool

Alterity THERAPEUTICS

Sources: Adapted from Yanatori et al., BBA 2020 and Philpott et al., Frontiers Mol Bio. 2023 | Pall, et al. Metallomics, 2024.

ATH434 treatment approach addresses underlying pathology


Stabilize function
or slow decline
Preserve neurons
and oligodendrocyte
cell function
Reduce α-synuclein
aggregation and
oxidative injury
Chaperone
excess labile
iron in the CNS

Based on mechanism of action, ATH434 is a potential disease modifying therapy

ATH434: Small molecule drug candidate

Oral administration	Preferred by patients and doctors vs infusions (IV, intrathecal) or injections
Blood-brain barrier penetrant	Acts intracellularly to address underlying pathology
Iron chaperone	Moderate binding affinity, redistributes excess labile iron in CNS
Broad treatment potential	Potential to treat many neurodegenerative diseases (e.g., Parkinson's, Friedreich Ataxia)
Orphan & Fast Track designations	US FDA Fast Track Designation and Orphan drug designation in U.S. and EU

ATH434 binding to labile iron


Fe

Multiple models of neurodegenerative disease demonstrate ATH434 efficacy

Target Disease	Model	Midbrain iron (incl. s. nigra)	α-Synuclein	Preserve neurons/ function	Clinical observations
MSA[1]	PLP-α-syn	↓	↓	↑	Improved motor performance
MSA[2]	PLP-α-syn	⟷ to ↓	↓	↑	Improved motor performance
Parkinson's	Monkey MPTP	⟷ to ↓	n/a	↑	Improved motor performance
Parkinson's	Mouse MPTP	↓	↓	↑	Improved motor performance
Parkinson's	Mouse A53T	↓	↓	↑	Improved motor performance
Parkinson's	Mouse tau knockout	↓	↓	↑	Improved motor performance

⟷ Stable

Alterity THERAPEUTICS

Sources: Bradbury et al, Am Acad. Neurol 2024; Finkelstein, Acta Neuropath Comm 2017; Beauchamp et al, Neurotherapeutics 2022; 1 Heras-Garvin et al, Mov Disord. 2021; 2 Finkelstein et al, J Park Dis 2022

ATH434 consistently improved motor performance by reducing α-synuclein aggregation and preserving neurons

ATH434 clinical development program in MSA

Diligent approach to de-risk development program

Natural History Study

bioMUSE

Identified biomarkers to improve accuracy of patient selection

- Observational study in 21 participants with clinically probable MSA, followed prospectively
- Designed to de-risk clinical development program

Phase 2 · Randomized, Double-blind

ATH434-201

Clinically meaningful efficacy on MSA rating scale, orthostatic hypotension and disease severity

- Randomized, double-blind, placebo-controlled trial
- Favorable safety profile

Phase 2 · Open Label

ATH434-202

Showed improved neurological symptoms in more advanced participants

- Open label trial in advanced MSA participants
- Favorable safety profile

Alterity THERAPEUTICS

*Biomarkers of progression in Multiple System Atrophy (bioMUSE).; Biomarkers: Biomarkers:; MRI, Fluid, Digital

BioMUSE natural history study results

Optimized patient selection in Phase 2 trials

Advanced MRI methods


0
Iron content [ppb]
300

α-synuclein SAA in CSF


1000000
100000
10000
1000
100
Fluorescence
PD
MSA

- Identified "iron signature" of early MSA
- Differentiated MSA from Parkinson's disease (PD)
- Revised selection criteria in ATH434-201 and ATH434-202 protocols to exclude PD patients

Precision biomarker assessment

Structural mapping



Iron content in pallidum


0.02
0.01
0.00
-0.01
-0.02
Change from BL
6M
12M

- Improved precision of volume measurements
- Novel strategies for measuring brain iron in individual regions
- State of the art methods enabled precise measurements of brain iron and volume with MRI

Alterity THERAPEUTICS

Sources: Presentations/Posters on file, including Claassen et al, MDS Conference 2021 and 2022.

ATH434-201: Randomized, double-blind, placebo-controlled study

Patient criteria:

N = 77

- Clinical diagnosis of MSA
- Motor symptoms ≤4 years
- No severe impairment
- Elevated brain iron on MRI
- Elevated plasma NfL

Study design:

1:1:1

- **ATH434** **75 mg** twice daily
- **ATH434** **50 mg** twice daily
- **Placebo twice daily**

12 months treatment

Endpoints:

Key clinical endpoint:
MSA Rating Scale

Additional secondary endpoints:
CGI-S, OHSA, Wearable Sensors, Safety

Key biomarker endpoint:
brain iron content by MRI

MRI: Magnetic Resonance Imaging; UMSARS: Unified MSA Rating Scale (UMSARS) Scale– measures activities of daily living
CGI-S: Clinical Global Impression-Severity scale; OHSA: Orthostatic Hypotension Symptom Assessment

Importance of the Unified MSA Rating Scale Part I (UMSARS I)

ATH434-201

UMSARS Part I Items:

- Speech
- Swallowing
- Handwriting
- Cutting food
- Dressing
- Hygiene
- Walking
- Falling
- Orthostatic symptoms
- Urinary function
- Bowel function
- Sexual function^

Rated from 0 to 48
higher scores worse

Validated rating scale to assess MSA disease severity

Rates functional impairment in domains affected in MSA

UMSARS is the FDA endorsed endpoint to support approval for the treatment of MSA

Primary endpoint in Phase 3

^ 11-item version of UMSARS I excludes sexual function item

Alterity THERAPEUTICS

Baseline characteristics

	Placebo N=22	ATH434-201 50 mg twice daily N=25	ATH434-201 75 mg twice daily N=24
Age (y)	61.3 (6.6)	63.1 (6.1)	63.9 (6.7)
Gender (% male)	63.6%	52.0%	62.5%
Duration of motor symptoms (y)	2.5 (0.8)	2.6 (0.8)	2.3 (0.9)
Modified UMSARS I	16.9 (3.9)	15.2 (5.4)	14.4 (4.4)
Motor score of Parkinson plus scale[1]	57.6 (14.2)	47.8 (18.4)	48.9 (16.8)
Plasma NfL (pg/mL)	34.9 (12.5)	31.1 (9.1)	32.3 (9.0)
CSF aggregating α-syn SAA (+)	91%	92%	96%
OH symptom assessment	13.5 (9.8)	13.8 (13.2)	15.0 (12.2)
Clinical phenotype: MSA-P (%)	59.1%	60.0%	70.8%
Severe orthostatic hypotension[2]	4.5%	4.0%	29.2% ↑

Groups balanced at baseline except for severe orthostatic hypotension (OH)

OH is a predictor of rapid disease progression

Alterity THERAPEUTICS

Clinical Analysis Population
[1]Payan et al. PlosOne 2011 | [2]Decrease in Systolic BP ≥ 30 mmHg

Clinically Significant Efficacy on 11-Item UMSARS I

ATH434-201



Modified UMSARS I
26
24
22
20
18
16
14
0
13
26
39
52
Week
*
P =0.037 for 50 mg
worsening

Change from Baseline to Week 52

	Difference v. placebo LS mean (SE)	Relative treatment effect
Placebo N=22		
ATH434 50 mg N=25	**-3.7 (1.7)**	**46%**
ATH434 75 mg N=24	**-2.7 (1.8)**	**34%**

Both doses exceeded the MCID

Minimal clinically important difference (MCID) on UMSARS I[1] = -1.5

Relative Treatment Effect:

$$\frac{\text{Change}_{\text{ATH434}} - \text{Change}_{\text{Placebo}}}{\text{Change}_{\text{Placebo}}}$$

Alterity THERAPEUTICS

Clinical Analysis Population, incl CSF NfL as covariate

[1]Krismer. Mov Disord, Vol. 31, No. 10, 2016

Consistent efficacy across multiple domains on 11-item UMSARS

ATH434 treatment demonstrates a similar pattern of efficacy in both dose groups vs. placebo at 52 weeks


50 mg BID
← Improvement
UMSARS Part I item
mod. total
speech
swallowing
handwriting
cutting food
dressing
hygiene
walking
falling
OH
urinary
bowel
-6
-5
-4
-3
-2
-1
0
1
Difference vs placebo


75 mg BID
← Improvement
UMSARS Part I item
mod. total
speech
swallowing
handwriting
cutting food
dressing
hygiene
walking
falling
OH
urinary
bowel
-6
-5
-4
-3
-2
-1
0
1
Difference vs placebo

LS mean (SE)

Alterity THERAPEUTICS

Clinical Analysis Population, incl. CSF NfL as covariate

Achieved Efficacy on Clinical Global Impression of Severity

Clinician Reported Outcome


1.5
1.0
0.5
0.0
Change in CGIS
(Week 52-Baseline)
* p=0.006
Worsening
Placebo
ATH434
50 mg
ATH434
75 mg

LS mean (SE)

CGI-S

- 7-point scale
- higher score indicates a worse outcome

Assesses total picture over prior 28 days

- illness severity, impact of illness on function, level of distress and any other aspects of impairment

Clinical Analysis Population, incl. CSF NfL as covariate

Achieved Efficacy on Swallowing Disturbance Questionnaire

Patient Reported Outcome


Change in SDQ
(Week 52-Baseline)
10
5
0
*
p=0.003
Worsening
Placebo
ATH434
50 mg
ATH434
75 mg
LS Mean (SE)

Validated Scale for Detecting Dysphagia

15-item questionnaire that assesses swallowing impairment (choking, coughing when drinking liquids, etc.)

Clinical Analysis Population, incl. CSF NfL as covariate

Improvement on Orthostatic Hypotension Symptom Assessment (OHSA)

ATH434-201

Patient Reported Outcome



10
5
0
-5
Change in OHSA (week 52– BL)
worsening
Placebo
ATH434
50 mg
ATH434
75 mg

LS Mean (SE)



Assesses symptoms of low blood pressure when going from sitting to standing (e.g., dizziness / feeling faint / lightheadedness)

ATH434 preserved walking in outpatient setting

Change from baseline to Week 52


Step count
Change in Steps/day
0
-1000
-2000
-3000
*
P=0.0436
Worsening
Total time walking
Change in minutes/day
0
-10
-20
-30
-40
Worsening
Walking periods
Change in minutes/day
0
-20
-40
-60
-80
Worsening
Sit-to-stand transitions
Change in transition/day
0
-20
-40
Worsening

Placebo

ATH434-201 50 mg

ATH434-201 75 mg

Pendant
Wearable movement sensor



Alterity THERAPEUTICS

Clinical Analysis Population, incl. CSF NfL as covariate

Favorable safety profile for ATH434

ATH434-201

N (%) of subjects [1]	Placebo twice daily N=26	ATH434-201 50 mg N=25	ATH434-201 75 mg N=26
Any Adverse Event (AE)	24 (92.3%)	21 (84.0%)	25 (96.2%)
UTI	14 (53.8%)	10 (40.0%)	7 (26.9%)
Fall	8 (30.8%)	7 (28.0%)	8 (30.8%)
Covid-19	1 (3.8%)	6 (24.0%)	4 (15.4%)
Fatigue	2 (7.7%)	1 (4.0%)	5 (19.2%)
Back pain	1 (3.8%)	3 (12.0%)	2 (7.7%)
Severe AEs [2]	8 (30.8%)	3 (12.0%)	6 (23.1%)
Serious AEs [2]	10 (38.5%)	5 (20.0%)	7 (26.9%)

- **Similar rates of AEs in ATH434 and placebo participants**
- **No severe or serious AEs related to study drug**
- **No hematologic side effects**

Alterity THERAPEUTICS

1 - Reporting one or more event
2 - None related to Study Drug

Neuroimaging

Measuring Iron Content with MRI (QSM)

Regional increases in iron in MSA Patient

Substantia Nigra

Midbrain axial view



Putamen / Globus Pallidus

Basal ganglia axial view



QSM: Quantitative Susceptibility Mapping | QSM overlay: warm colors = higher magnetic susceptibility (iron content)

Iron Deposition on MRI in Placebo: Change Baseline → Week 52

ATH434-201



Substantia Nigra
Putamen
Globus Pallidus
Lentiform Nucleus
Dentate Nucleus
ΔiQSM Iron (×10⁻³ ppm) (Week 52 − Baseline)
50
40
30
20
10
0
−10
−20
−30
Placebo (n=18)
Placebo (n=18)
Placebo (n=18)
Placebo (n=18)
Placebo (n=17)
Box: IQR · Line: median · Whiskers: 1.5×IQR · Points: outliers · mITT population

Mean ± 95% CI

Alterity THERAPEUTICS

Iron Deposition on MRI: ATH434 vs. Placebo

ATH434-201



ATH434 50 mg BID
ATH434 75 mg BID
Substantia Nigra
Putamen
Globus Pallidus
Lentiform Nucleus
Dentate Nucleus
−0.03
−0.02
−0.01
0
+0.01
+0.02
+0.03
LSMD (ATH434 − Placebo), ppm
← Favors ATH434 (less iron)
Favors Placebo →

Alterity THERAPEUTICS

MMRM with sex, age, baseline CSF NfL, and baseline iron as covariates

ATH434 decouples iron accumulation from clinical worsening

Correlation Between Change in Iron and Change in UMSARS I Score at Week 52

	Substantia Nigra	Putamen	Globus Pallidus	Lentiform Nucleus
Placebo n = 16	r = +0.53*	r = +0.59*	r = +0.69**	r = +0.76***
50 mg BID n = 15	r = +0.18	r = +0.32	r = +0.27	r = +0.37
75 mg BID n = 15	r = +0.36	r = +0.40	r = +0.38	r = +0.42

Pearson r scale: 0.00 – 0.25 – 0.50 – 0.75 – 1.00

*† p<0.10 * p<0.05 ** p<0.01 *** p<0.001 | Residual partial correlation*

Controlling for Sex, Age, Baseline CSF NfL, Baseline QSM

Alterity THERAPEUTICS

Summary: ATH434 Interrupts the Pathologic Process in MSA

Iron builds up in the basal ganglia of MSA patients, most prominently in the globus pallidus and putamen.

QSM allows quantitation of total brain iron but does not distinguish between reactive (toxic in excess) and stable forms of iron.

In placebo-treated patients, change in iron strongly correlates with change in disease severity.

In ATH434-treated patients, change in iron weakly correlates with change in disease severity.

ATH434 leads to a decoupling of iron accumulation and clinical worsening as assessed by UMSARS I

Alterity THERAPEUTICS

ATH434 showed trends in preserving brain volume in MSA Regions of Interest



Subject 1
Subject 2



Change in Brain Volume*
26 weeks
52 weeks
0.0000
-0.1000
-0.2000
-0.3000
-0.4000
-0.5000
-0.6000
Z-score
worsening
Placebo
ATH434-201 50 mg BID
ATH434-201 75 mg BID

Alterity THERAPEUTICS

* MSA Atrophy Index: composite z-score of putamen, GP, cerebellum and brainstem vs. healthy age-matched population

Carefully designed Phase 2 program demonstrates potential for ATH434 in MSA

ATH434 demonstrated clinically significant efficacy in slowing disease progression in MSA

- Both dose levels efficacious on 11-Item UMSARS and important secondary endpoints
- Demonstrated target engagement with reduced iron accumulation in MSA affected brain regions
- Stabilized orthostatic hypotension, one of the most challenging MSA symptoms to manage
- Preserved walking in outpatient setting as measured with objective digital biomarker
- Open-label trial showed comparable safety and efficacy in advanced MSA
- No safety signals and well-tolerated
No serious AEs related to study drug

Alterity THERAPEUTICS

Successful End-of-Phase 2 meeting with FDA alignment on on key elements of the Phase 3 design

Primary endpoint:	Selection and scoring of the 11-Item UMSARS Part I
Population:	~200 patients with clinical and biomarker evidence of MSA
Dosing regimen:	50 mg dose administered twice-daily for 12 months
Key secondary endpoints:	Swallowing Disturbance Questionnaire (SDQ), Orthostatic Hypotension Symptom Assessment (OHSA), and the Clinical Global Impression of Severity (CGIS)
Statistics:	Methods for analyzing primary and secondary efficacy endpoints acceptable
Safety database:	Anticipated safety database at the conclusion of Phase 3 reasonable

FDA alignment on Phase 3 trial design

Expect to initiate trial activities by YE 2026

Patient criteria:

N = ~200

- Clinical diagnosis of MSA
- Ambulatory without assistance
- No severe impairment
- Brain atrophy in MSA affected regions on MRI
- Elevated plasma NfL

Study design:

1 : 1 *

- ATH434 — 50 mg twice daily
- Placebo — twice daily

12 months treatment

* Randomization stratified by screening plasma NfL

Efficacy Endpoints:

Primary endpoint
Selection and scoring of the 11-Item UMSARS Part I

Key Secondary endpoints
SDQ, OHSA, CGIS

Efficacy Analysis
Includes baseline CSF NfL as covariate

11-item UMSARS Part I (previously described as modified UMSARS I): Unified Multiple System Atrophy Rating Scale, 11-Items include: Orthostatic symptoms, Swallowing, Speech, Handwriting, Cutting food, Dressing, Hygiene, Walking, Falling, Urinary and Bowel function. | SDQ - Swallowing Disturbance questionnaire | OHSA - Orthostatic Hypotension Symptom Assessment | CGIS – Clinical Global Impression of Severity

Commercial assessment & corporate overview

Independent commercial assessment in MSA

Target product profile based on positive Phase 2 data

Strong Intent to Prescribe

Over 70% of neurologists were "extremely likely" or "very likely' to prescribe ATH434 based on its profile

Substantial Unmet Need

Severely debilitating illness with no approved treatment ripe for new entrants

Critical need for a tolerable, disease modifying therapy

Targeted Mechanism of Action

Importance of inhibiting α-synuclein aggregation to address the underlying pathology of disease

Efficacy is the Key Driver

Slowing disease progression is key driver of physician interest

Stabilizing orthostatic hypotension^, one of the most challenging symptoms in MSA, strongly positions ATH434

USD $2.4 Billion

Potential worldwide annual peak sales for ATH434 in MSA

Alterity THERAPEUTICS

^Orthostatic hypotension is the drop in blood pressure on standing; Global peak sales number in U.S. Dollars; Independent market research survey conducted in 2025. Peak sales estimate based on U.S. prevalence of ~19,000

Positioned for Success

REGULATORY MILESTONES

- FDA alignment on Phase 3 study design
- Type C alignment on clinical pharmacology and non-clinical elements
- Type C alignment on Chemistry, Manufacturing & Controls (CMC)

PHASE 3 READINESS ACTIVITIES

- Clinical site identification and qualification
- Manufacture and packaging of clinical drug supply
- Initiate trial start-up activities expected by year-end 2026

BUILDING VALUE

- New U.S. composition of matter patent granted for ATH434 with protection out to 2045
- Evaluate additional high-value indications
- Strengthen the team to enhance organizational capabilities

ASX: ATH
NASDAQ: ATHE

Alterity
THERAPEUTICS

APPENDIX

Inadequately chaperoned cellular iron drives MSA pathology



Fe^{2+}
Fe^{2+}
Fe^{2+}
Fe^{2+}

Excess labile iron

- Promotes α-synuclein cross linking[1]
- Directly increases α-synuclein translation[2]
- ODG toxicity due to limited endogenous glutathione[3]
- Free radicals promote α-synuclein aggregation[4]
- Impaired lysosomal autophagy[5]

The Relevance of Iron in the Pathogenesis of Multiple System Atrophy: A Viewpoint

Christine Kaindlstorfer, Kurt A Jellinger, Sabine Eschlbök, Nadia Stefanova, Günter Weiss, Gregor K Wenning

Journal of Alzheimer's Disease (2018) DOI 10.3233/JAD-170601

Iron converts native α-SYN into a β-sheet conformation and promotes its aggregation *either directly or via increasing levels of oxidative stress. The disturbance of iron homeostasis leads to abnormal iron deposition in the brain and causes neurotoxicity via generation of free radicals and oxidative stress.*

Cellular iron deposition patterns predict clinical subtypes of multiple system atrophy

Seojin Lee, Ivan Martinez-Valbuena , Anthony E. Lang, Gabor G. Kovacs

Neurobiology of Disease. 2024. https://doi.org/10.1016/j.nbd.2024.106535

Importantly, extensive evidence suggests a molecular relationship between iron accumulation and α-syn pathology.

Alterity THERAPEUTICS

[1]Duce JA, et al. Mol Neurodegener. 2017;12(1):45. [2]Febbraro F, et al. NeuroReport. 2012;23(9):576-580. [3]Thorburne SK, Juurlink BH. Neurochem. 1996;67(3):1014-1022. [4]Souza JM, J Biol Chem. 2000;275(24):18344-18349. [5]Tanji, K, et al. Neurobiol Dis. 2013;49:190-198. doi 10.3233/JAD-170601 (2018); doi.org/10.3390/ijms25084269 (2024)

Animal data supporting Phase 2 dose selection

PLP-α-syn MSA Mouse model



Total SNpc neurons
6000
5000
4000
3000
2000
***
***
***
Veh
3
10
30
WT
ATH434 (mg/kg)

Exposure at 3 mg/kg ~ to 50 mg BID in man

MPTP Mouse model



Total SNpc neurons
6000
3000
0
*
**
***
***
0
1
3
10
30
80
C
ATH434 (mg/kg)

Alterity THERAPEUTICS

ATH434 affinity for Fe^{2+} and Fe^{3+} relative to endogenous iron binding proteins

	Fe^{2+}		Fe^{3+}	
	µM	constant	µM	constant
ATH434	4.6[a]	$10^{-5.33}$	0. 0003[b]	$10^{-9.6}$
PCBPs	0.9[c] 5.8[c]	$10^{-6.04}$ $10^{-5.24}$		
Glutathione	~8[d]	$10^{-5.10}$		
Transferrin				10^{-23} [e]

a: Pall et al 2024 | b: Finkelstein et al 2017, consistent with data from (a) collected at pH 5.5 when adjusted for neutral pH. Traditional chelators have constants of ~ 10-30 (Crisponi 2015, Hilder 2014) |c: Shi 2008; binds irons with 2 constants | d: Hider 2011 | e: Aisen 1978

Alterity THERAPEUTICS

Iron is a key driver of the MSA Pathology

ATH434 chaperones excess iron to reduce neuronal injury

Disrupted Control of CNS Iron

Overwhelms natural iron buffering systems, leading to iron accumulation in MSA brain regions

MSA Pathology Cycle



Reactive Iron
Oxidative Stress
α-synuclein aggregation
Key disease drivers

Reactive iron

Generates free radicals

Promotes α-synuclein aggregation

Oxidative stress

Disrupts multiple cellular functions

Promotes α-synuclein aggregation

α-synuclein aggregation

Neuronal toxicity

Impaired myelin production

Alterity THERAPEUTICS

Correlation Between Change in Iron and Change in UMSARS I Score at Week 52

ATH434 decouples iron accumulation from clinical worsening



Placebo
ATH434 50 mg BID
ATH434 75 mg BID
Standardised regression slope
(β: ΔUMSARS ~ ΔiQSM, partial)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
decoupling
in treated
Substantia Nigra
Putamen
Globus Pallidus
Lentiform Nucleus

Controlling for Sex, Age, Baseline CSF NfL, Baseline QSM

Alterity THERAPEUTICS

ATH434-201: Populations and key endpoints


6 no post baseline UMSARS I
71 Clinical analysis population
77 Randomized
61 Imaging analysis population
5 neg. CSF α-syn SAA
10 d/c before week 26
1 completed week 26 w/o MRI

Endpoint	Change from BL to week 52	Population
Biomarker (Primary)	Iron content in s. nigra by MRI	Imaging
Clinical (Key secondary)	Change in Modified UMSARS Part I	Clinical

All patients in Imaging and Clinical analysis populations were randomized and treated

ATH434-202: Open label study in advanced MSA

Design	Single arm, open-label
Objective	Assess safety and efficacy in advanced MSA
Population	Advanced MSA (n=10)
Treatment	ATH434 75 mg BID x 12 months
Brain MRI Biomarkers	Volume, Iron
Key Clinical Measure	UMSARS I

Outcomes:

- Comparable efficacy observed at same dose in double blind study
- No serious Adverse Events (AEs) related to study drug
- AEs consistent with underlying disease

The study indicates the potential of ATH434 to slow disease progression in advanced MSA

Alterity THERAPEUTICS

[1] MSA affected areas by MSA-atrophy index. Trujillo, P. et al Annals of Clin and Trans Neuro, 2025
*ATH434-201 listed for comparative purposes, data are not from a head-to-head study

ATH434-202: Open label study in advanced MSA

Parameter	ATH434-202 75 mg BID N=10	ATH434-201 75mg BID N=24
Age (yr)	64.5 (7.5)	63.9 (6.7)
Duration of motor symptoms (yr)	3.9 (1.8)	2.3 (0.9)
Modified UMSARS I[1]	19.2 (5.3)	14.4 (4.4)
Motor score of Parkinson Plus Scale2	57.5 (20.4)	48.9 (16.8)
Plasma NfL (pg/mL)	42.1 (14.1)	32.3 (9.0)
OH Symptom Assessment	16.7 (14.8)	15.0 (12.2)
Severe Orthostatic Hypotension	40.0%	29.2%

Mean (SD)

Key objective was to assess efficacy and safety of ATH434 75 mg dose for comparison to 75 mg dose in 201 double-blind study

Alterity THERAPEUTICS

[1] MSA affected areas by MSA-atrophy index. Trujillo, P. et al Annals of Clin and Trans Neuro, 2025

ATH434-202: Key data at 75 mg dose
Comparison to double blind study at 12 mo

Change over 12 Months	ATH434-202 75 mg BID N=10	ATH434-201 75mg BID N=24
Modified UMSARS I	3.5 (4.7)	5.6 (5.6)
Clinical global impression of change (% stable)	30%	21%
Patient global impression of change (% stable)	30%	26.4%
Brain volume[1]	-0.44 (0.14)	-0.42 (0.29)

Mean (SD)

- No serious AEs related to study drug
- AEs consistent with underlying disease

The 75 mg dose demonstrated comparable efficacy to that observed in the double-blind study

Alterity THERAPEUTICS

[1] In MSA affected areas by MSA-atrophy index. Trujillo, P. et al. Annals of Clin and Trans Neuro, 2025